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Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

May 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin and Megan Miller

Re:	Eagle Point Credit Company Inc.

Registration Statement on Form N-2

File Numbers: 333-269139 and 811-22974

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in telephonic conversations on January 25, 2023 between Megan Miller of the Staff and Alexander Karampatsos and Kathleen Hyer of Dechert LLP and on February 1, 2023 between Lisa Larkin of the Staff and Alexander Karampatsos and Kathleen Hyer of Dechert LLP, relating to the Fund’s registration statement on Form N-2 filed with the Commission on January 6, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”), which reflects the responses below.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Lisa Larkin Megan Miller May 26, 2023 Page 2

Registration Statement Comments – Lisa Larkin

1.	Please confirm that acquired fund fees and expenses do not need to be included in the Fund’s fee and expense table as a result of the Fund’s investments in “securities of other investment companies, including closed-end funds, BDCs, mutual funds, and ETFs”.

Response:

The Fund confirms that acquired fund fees and expenses do not need to be included in the Fund’s fee and expense table pursuant to General Instruction 10 to Item 3 of Form N-2.

2.	Please supplementally explain what is meant by “joint venture vehicle,” as used in the Registration Statement, and whether any exemptive relief is required.

Response:

Supplementally, the Fund notes that “joint venture vehicle,” as used in the Registration Statement, was intended to refer to Double Eagle Holdings JV LLC, an unconsolidated Delaware limited liability company (“Double Eagle JV”). Double Eagle JV was established to enable the Fund to invest alongside an unaffiliated third-party in securities that are consistent with the Fund’s investment objective and strategies. The Fund has not made any investments through Double Eagle JV to date and no longer intends to do so in the future. Accordingly, the Fund intends to dissolve Double Eagle JV and the relevant disclosure has been removed from the Registration Statement. Supplementally, the Fund notes that it had concluded that exemptive relief would not be required for transactions between the Fund and Double Eagle JV pursuant to Rule 17a-6 and Rule 17d-1(d)(5) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Lisa Larkin Megan Miller May 26, 2023 Page 3

3.	Please supplementally describe the nature of the fee rebates received from collateralized loan obligation (“CLO”) issuers, including the amounts of the fee rebates and the reasons why the fee rebates were issued. Please also supplementally confirm whether these fee rebates, including their terms, are disclosed to other CLO investors.

Response:

The Fund has revised its disclosure regarding the principal investments that it makes to remove specific references to “fee rebates” as such investments comprise a non-material portion of the Fund’s investment portfolio and are expected to be non-material in the future. The Fund also notes that a brief description of instruments, which can be colloquially referred to as “fee rebates,” is elsewhere included in the Registration Statement under the caption “Additional Investments and Techniques – Class M Notes, Fee Notes and Participation Agreements,” which section of the Registration Statement the Fund believes is appropriate given the overall composition of the Fund’s investment portfolio. Notwithstanding the revision to the Registration Statement, and in response to the Staff’s request, the Fund supplementally notes that “fee rebates,” which may take various forms and have differing terms, typically function as a waiver or reduction of the underlying collateral management fees borne by a primary market investor in the subordinated notes issued by a CLO. The amounts of these waivers or reductions differ based on the negotiated arrangement with the applicable CLO and depend on the relevant facts and circumstances; for example, a CLO issuer may find it appropriate to offer reduced collateral management fees in order to price and close a primary CLO transaction in an otherwise challenging market environment for new CLO issuance. In general, it is market practice in the CLO market for a CLO issuer to disclose in its offering memorandum the fact that certain investors are or may be party to an arrangement with the CLO issuer or collateral manager pursuant to which the terms of their investment vary from those applicable to other investors; however, market practice varies as to the specificity of such disclosure. To the extent that the Fund invests alongside other funds and accounts managed by Eagle Point Credit Management LLC or an affiliate, such fee waivers or reductions would be allocated pro rata among the investing accounts in accordance with the Fund’s co-investment exemptive order.

4.	Please supplementally explain whether the synthetic investments referenced in the Registration Statement are derivatives transactions under Rule 18f-4 under the 1940 Act.

Response:

The synthetic investments referenced in the description of the Fund’s investment strategies (such as significant risk transfer securities and credit risk transfer securities issued by banks or other financial institutions) are not derivatives under Rule 18f-4 under the 1940 Act because they do not create any future payment or delivery obligations for the Fund.

Lisa Larkin Megan Miller May 26, 2023 Page 4

5.	Please delete the following language in the “Names Rule” Policy section of the Registration Statement as this language is repetitive of the preceding disclosure: “This policy is not a fundamental policy of ours and may be changed our board of directors without prior approval of our stockholders.”

Response:

The Fund has updated the “Names Rule” Policy section of the Registration Statement in accordance with this comment.

6.	Please consider adding Synthetic Investments Risk to the Summary Risk Factors and Risk Factors sections of the Registration Statement or explain why such addition is not necessary.

Response:

The Fund has added the following disclosure to the Summary Risk Factors and Risk Factors sections of the Registration Statement:

“Synthetic Investments Risk. We may invest in synthetic investments, such as significant risk transfer securities and credit risk transfer securities issued by banks or other financial institutions, or acquire interests in lease agreements that have the general characteristics of loans and are treated as loans for withholding tax purposes. In addition to the credit risks associated with the applicable reference assets, we will usually have a contractual relationship only with the counterparty of such synthetic investment, and not with the reference obligor of the reference asset. Accordingly, we generally will have no right to directly enforce compliance by the reference obligor with the terms of the reference asset nor will it have any rights of setoff against the reference obligor or rights with respect to the reference asset. We will not directly benefit from the collateral supporting the reference asset and will not have the benefit of the remedies that would normally be available to a holder of such reference asset. In addition, in the event of the insolvency of the counterparty, we may be treated as a general creditor of such counterparty, and will not have any claim with respect to the reference asset.

Our synthetic strategy involves certain additional risks.

We may invest in synthetic investments, such as significant risk transfer securities and credit risk transfer securities issued by banks or other financial institutions, or acquire interests in lease agreements that have the general characteristics of loans and are treated as loans for withholding tax purposes. In addition to the credit risks associated with the applicable reference assets, we will usually have a contractual relationship only with the counterparty of such synthetic investment, and not with the reference obligor of the reference asset. Accordingly, we generally will have no right to directly enforce compliance by the reference obligor with the terms of the reference asset nor will it have any rights of setoff against the reference obligor or rights with respect to the reference asset. We will not directly benefit from the collateral supporting the reference asset and will not have the benefit of the remedies that would normally be available to a holder of such reference asset. In addition, in the event of the insolvency of the counterparty, we may be treated as a general creditor of such counterparty, and will not have any claim with respect to the reference asset.”

Lisa Larkin Megan Miller May 26, 2023 Page 5

7.	Please explain the purpose of the Additional Investments and Techniques section of the Registration Statement. Please also confirm whether Loan Accumulation Facilities should be included in this section.

Response:

The purpose of the Additional Investments and Techniques section of the Registration Statement is to disclose certain Fund investment strategies and instruments that are generally expected to involve a non-material portion of the Fund’s assets (i.e., “secondary investment strategies”). The Fund has revised the Registration Statement to more clearly distinguish these secondary investments strategies from the Fund’s primary investment strategies, which are described on the cover page and in the summary section of the Fund’s prospectus.

8.	Please supplementally explain whether the Fund has any unresolved Staff comments. If none, please consider including a statement to that effect in the Incorporation by Reference section of the Registration Statement.

Response:

The Fund confirms that there were no unresolved staff comments as of the date of its most recently filed annual report on Form N-CSR. The Fund has added the following disclosure to the Incorporation by Reference section of the Registration Statement:

“Unresolved Staff Comments: Not Applicable.”

Lisa Larkin Megan Miller May 26, 2023 Page 6

9.	Please add language to the Incorporation by Reference section of the Registration Statement that explains that all relevant filings made between the date on which the Registration Statement was filed, and the date of the Registration Statement’s effectiveness are incorporated by reference into the Registration Statement.

Response:

The Fund has added the following disclosure to the Incorporation by Reference section of the Registration Statement:

“All filings filed by the Company pursuant to the Exchange Act or pursuant to Rule 30b2-1 under the 1940 Act after the date of this registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.”

Accounting Comments – Megan Miller

10.	Please update the information provided in the Senior Securities section of the Registration Statement to be as of the date of the most recent balance sheet.

Response:

The Fund has updated the information included in the Senior Securities section of the Registration Statement through the incorporation by reference of its annual report for the fiscal year ended December 31, 2022, which was filed on February 22, 2023 (and subsequently amended February 24, 2023).

11.	Please supplementally explain how the Fund met the requirements of General Instruction 3 to Item 4.1 of Form N-2, which requires that 10 years of financial highlights be included in the Registration Statement.

Response:

To satisfy the requirements of General Instruction 3 to Item 4.1 of Form N-2, the Fund has incorporated by reference into the Registration Statement its annual report for the fiscal year ended December 31, 2022, which includes consolidated financial highlights for each of the years in the eight-year period then ended and the period from October 6, 2014 (commencement of operations) to December 31, 2014.

Lisa Larkin Megan Miller May 26, 2023 Page 7

12.	The Staff notes that the Fund classified its 6.75% Series D Preferred Stock as temporary equity in the Consolidated Statement of Assets and Liabilities table in its annual report for the fiscal year ended December 31, 2021 (the “Annual Report”). Please supplementally confirm that the Fees and Expenses table includes the distributions on such temporary equity. Please see Dear CFO Letter 1997-06.

Response:

The Fund confirms that the Fees and Expenses table includes the distributions on such temporary equity.

13.	Please consider marking that the Fees and Expenses table is unaudited in future annual reports.

Response:

The Fund confirms that it has marked the Fees and Expenses table as unaudited in its annual report for the fiscal year ended December 31, 2022 and will do so in future annual reports.

14.	Footnote 5 to the Fees and Expenses Table in the Annual Report states that the Fund has agreed to pay Eagle Point Credit Management LLC (the “Adviser”) as compensation under the Investment Advisory Agreement a quarterly incentive fee equal to 20% of the Fund’s pre-incentive fee net investment income for the immediately preceding quarter, subject to a hurdle of 2.00% of the Fund’s net asset value and a catch-up feature. In future annual reports, please consider including disclosure that the hurdle rate is equal to 8% of the Fund’s net asset value on an annualized basis.

Response:

The Fund will add the requested disclosure for future annual reports.

Lisa Larkin Megan Miller May 26, 2023 Page 8

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:          Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.

Nauman S. Malik, Chief Compliance Officer, Eagle Point Credit Company Inc.

Alexander C. Karampatsos, Dechert LLP